06004465

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH. D.C. 200

SEC FILE NUMBER
8-26545

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bankers International Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Central Avenue, 7th Floor
(No. and Street)

St. Petersburg (City) Florida (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Graeme H. Smith (727) 823-4000 Ext. 4269
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

100 2nd Avenue S, #600 (Address) St. Petersburg (City) Florida (State) 33701 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Graeme H. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bankers International Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

NANCY C. HAIRE
MY COMMISSION EXPIRES
March 25, 2007
#DD 168156
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 ~~and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3~~. and Rule 17-a-5(d)(4)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Not applicable
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Registered Public Accounting Firm on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gregory, Sharer & Stuart, P.A.

C. Todd Burg, CPA
Richard H. Caton, CPA
M. Timothy Farrell, CPA
Thomas H. Gregory, CPA
Jeffrey P. McClanathan, CPA
James G. Newman, CPA
Paula D. Popovich, CPA
Larry W. Sharer, CPA
Byron C. Smith, CPA
Charles L. Stuart, CPA
Richard G. Ulrich, CPA
Carlos R. Vila, CPA

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Bankers International Securities, Inc.

We have audited the accompanying statements of financial condition of Bankers International Securities, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bankers International Securities, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 13 through 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
January 31, 2006

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
(727) 821-6161 | FAX (727) 822-4573
www.gsscpa.com

Bankers International Securities, Inc.
Statements Of Financial Condition

	December 31, 2005	December 31, 2004
Assets		
Cash	**$ 6,408**	$ 7,066
Certificate of deposit	**20,000**	20,000
Income tax receivable, current	**5,790**	5,662
Other assets	**4,457**	4,293
Total Assets	**$ 36,655**	$ 37,021
Liabilities And Stockholder's Equity		
Liabilities		
Accrued Expenses	**$ 4,375**	$ 4,675
Due to affiliates	**5,160**	5,015
Total Liabilities	**9,535**	9,690
Stockholder's Equity		
Preferred stock - Class A; 12% cumulative; $10 par value; 1,000,000 shares authorized; no shares issued and outstanding in 2005 and 2004	**-**	-
Common stock, $.10 par value, 10,000 shares authorized, 100 shares issued and outstanding	**10**	10
Additional paid-in capital	**599,990**	599,990
Accumulated deficit	**(572,880)**	(572,669)
Total Stockholder's Equity	**27,120**	27,331
Total Liabilities And Stockholder's Equity	**$ 36,655**	$ 37,021

See the accompanying notes.

Bankers International Securities, Inc.
Statements Of Operations

	Year Ended December 31, 2005	2004
Revenues		
Interest	$ 454	$ 341
Service fee income	20,000	20,000
	20,454	20,341
Expenses		
Administrative expenses	20,793	26,905
Loss Before Income Tax Benefit	(339)	(6,564)
Income tax benefit	128	2,470
Net Loss	$ (211)	$ (4,094)

See the accompanying notes.

Bankers International Securities, Inc.
Statements Of Changes In Stockholder's Equity
For The Years Ended December 31, 2005 and 2004

	Preferred Stock	Common Stock	Additonal Paid-In Capital	Accumulated Deficit	Total
Balance December 31, 2003	$ -	$ 10	$ 599,990	$ (568,575)	$ 31,425
Net loss for 2004	-	-	-	(4,094)	(4,094)
Balance December 31, 2004	-	10	599,990	(572,669)	27,331
Net loss for 2005	-	-	-	(211)	(211)
Balance December 31, 2005	**$ -**	**$ 10**	**$ 599,990**	**$ (572,880)**	**$ 27,120**

See the accompanying notes.

Bankers International Securities, Inc.
Statements Of Cash Flows

	Year Ended December 31, 2005	2004
Cash Flows From Operating Activities		
Net loss	$ **(211)**	$ (4,094)
Adjustments to reconcile net loss to net cash used by operating activities		
Increase in operating assets		
Income tax receivable	**(128)**	(2,470)
Other assets	**(164)**	(299)
(Decrease) increase in operating liabilities	**(300)**	3,000
Net Cash Used By Operating Activities	**(803)**	(3,863)
Cash Flows From Financing Activities		
Net advances from affiliate	**145**	3,697
Net Decrease In Cash	**(658)**	(166)
Cash At Beginning Of Year	**7,066**	7,232
Cash At End Of Year	$ **6,408**	$ 7,066

See the accompanying notes.

Note A - Operations And Summary Of Significant Accounting Policies

Nature Of Business

Bankers International Securities, Inc. (the Company) is a securities broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and is a wholly-owned subsidiary of Bankers Financial Corporation (Parent).

The Company will not hold customer funds or safekeep customer securities and its operations are limited to the private placement of securities.

Securities Transactions

Securities transactions and related commission expense are recorded on a trade date basis in accordance with accounting principles generally accepted in the United States of America. Investment securities are valued at fair value, with the resulting net unrealized gains and losses reflected in earnings of the current period.

Income Taxes

The Company files a consolidated income tax return with its Parent and the Parent's subsidiaries. Any tax benefit from the utilization of a net operating loss in the consolidated income tax returns is paid to the Company, utilizing the separate return method of income tax allocation.

The Company computes income taxes in accordance with Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Use Of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note B - Certificate Of Deposit

The Company holds a certificate of deposit of $20,000 in 2005 and 2004 with a bank which is a related party of the Company. The stated rate of interest is 3.68% and 2.18% at December 31, 2005 and 2004, respectively, with a maturity date of December 21, 2006.

Note C - Service Fee

During the years ended December 31, 2005 and 2004, the Company received a fee of $20,000 each year for brokerage services performed for one customer.

Note D - Income Taxes

Income tax benefit was $128 and $2,470 for the years ended December 31, 2005 and 2004, respectively. Income tax benefit attributable to loss from operations consists of the following for the years ended December 31:

	Current	Deferred	Total
2005			
Federal	$ 109	$ -	$ 109
State	19	-	19
	$ 128	$ -	**$ 128**
2004			
Federal	$ 2,109	$ -	$ 2,109
State	361	-	361
	$ 2,470	$ -	$ 2,470

Note E - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that aggregate indebtedness, as defined by the Rule, shall not exceed 1500% of net capital as defined. In December 2002, the Company received approval from the NASD to reduce its required net capital from $25,000 to $5,000. The Company must maintain a minimum net capital equal to or greater than its required net capital.

The net capital amount, the excess net capital, and the percentage of aggregate indebtedness to net capital at December 31, 2005 are as follows:

Net capital	$ 18,965
Excess net capital	$ 13,965
Percentage of aggregate indebtedness to net capital	50%

Supplementary Information

Bankers International Securities, Inc.

Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission
December 31, 2005

Net Capital	
Stockholder's equity qualified for net capital	$ 27,120
Less non-allowable assets	(8,055)
Net Capital Before Haircuts On Securities Positions	19,065
Less haircuts on security positions	
Certificate of deposit	(100)
Net Capital	$ 18,965
Aggregate Indebtedness	$ 9,535
Computation Of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 636
Excess net capital at 1500%	$ 18,329
Excess net capital at 1000%	$ 18,012
Percentage of aggregate indebtedness to net capital	50%

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)		
Net capital as reported in Company's Part II (unaudited) FOCUS report	$	14,501
Allowable assets erroreously reported as nonallowable:		
Receivable from affiliate offset against related liability		5,000
Audit adjustments		(536)
Net capital per audited financial statements	$	18,965

Bankers International Securities, Inc. was in compliance with Securities and Exchange Commission Rule 15c3-3 conditions of exemption for the year ended December 31, 2005 pursuant to subparagraph (k)(2)(i).

Gregory, Sharer & Stuart, P.A.

C. Todd Burg, CPA
Richard H. Caton, CPA
M. Timothy Farrell, CPA
Thomas H. Gregory, CPA
Jeffrey P. McClanathan, CPA
James G. Newman, CPA
Paula D. Popovich, CPA
Larry W. Sharer, CPA
Byron C. Smith, CPA
Charles L. Stuart, CPA
Richard G. Ulrich, CPA
Carlos R. Vila, CPA

Report Of Independent Registered Public Accounting Firm
On Internal Accounting Control Pursuant To SEC Rule 17a-5

Board of Directors and Stockholder
Bankers International Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Bankers International Securities, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
(727) 821-6161 | FAX (727) 822-4573
www.gsscpa.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used by anyone other than these specified parties.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer + Stuart, P.A.

St. Petersburg, Florida
January 31, 2006

Bankers International Securities, Inc.

Financial Statements

December 31, 2005 and 2004

Table Of Contents

	Page No.
Facing Page	3-4
Report Of Independent Registered Public Accounting Firm	5
Audited Financial Statements	
Statements Of Financial Condition	6
Statements Of Operations	7
Statements Of Changes In Stockholder's Equity	8
Statements Of Cash Flows	9
Notes To Financial Statements	10-11
Supplementary Information	
Computation Of Net Capital Under Rule 15c3-1 Of The Securities And Exchange Commission	13
Reconciliation Of Net Capital Under Rule 17a-5(d)(4) Of The Securities And Exchange Commission	14
Information Relating To Exemption Under Rule 15c3-3 Of The Securities And Exchange Commission	15
Report Of Independent Certified Public Accountants On Internal Accounting Control Pursuant To SEC Rule 17a-5	16-17